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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hard Rock Hotel Holdings, LLC
(Name of Issuer)
Class A Membership Interests
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
Ivy Dodes
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Credit Suisse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		See Item 5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 5

WITH	10	SHARED DISPOSITIVE POWER

See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK, HC

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS DLJMB HRH VoteCo, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		See Item 5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 5

WITH	10	SHARED DISPOSITIVE POWER

See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer
This statement on Schedule 13D/A (this “Amendment No. 1”) amends and restates the statement on Schedule 13D filed by the Reporting Persons on March 6, 2008 (the “Schedule 13D”) relating to the Class A Membership Interests of Hard Rock Hotel Holdings, LLC, a Delaware limited liability company (the “Company”). The principal executive offices of the Company are located at 4455 Paradise Road, Las Vegas, Nevada 89169.
Item 2. Identity and Background
The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
In accordance with Securities and Exchange Commission (the “SEC”) Release No. 34-39538 (January 12, 1998), this Amendment No. 1 is being jointly filed by (i) Credit Suisse, a Swiss bank (the “Bank”), on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the "Private Banking division”), and (ii) DLJMB HRH VoteCo, LLC, a Delaware limited liability company (“DLJMB VoteCo” and together with the Bank, the “Reporting Persons”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Bank’s principal business and office in the United States and DLJMB VoteCo’s principal business and office is Eleven Madison Avenue, New York, New York 10010.
The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc., a Delaware corporation (“CS Hldgs USA Inc”). The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG, a corporation formed under the laws of Switzerland (“CSG”).
CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc., a Delaware corporation and holding company (“CS USA Inc”). CS USA Inc owns all the voting stock of Credit Suisse Private Equity, Inc., a Delaware corporation (“CSPE Inc”). CS USA Inc also is the sole member of Credit Suisse Securities (USA) LLC, a Delaware limited liability company and a registered broker-dealer (“CS Sec USA LLC”). CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc, CSPE Inc. and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.
Steven Rattner, Neal Pomroy and Ryan Sprott have constituted DLJMB VoteCo, which may be deemed to have beneficial ownership of the voting Class A Membership Interests held by it. DLJ Merchant Banking IV, L.P., a Delaware limited partnership (“DLJMB IV”), has indirect dispositive power over the non-voting Class B Membership Interests of the Company held by DLJ MB IV HRH, LLC, a Delaware limited liability company (“DLJMB IV HRH”), and DLJ Merchant Banking Partners IV, L.P., Delaware limited partnership (“DLJMBP IV”). DLJMB IV exercises its investment acquisition and disposition power through the actions of an investment committee, which, for purposes of disposing of DLJMB IV HRH’s and DLJMBP IV’s investments in the non-voting Class B Membership Interests, includes Messrs. Rattner, Pomroy and Sprott. DLJ Merchant Banking, Inc., a Delaware corporation (“DLJMB”), is the general partner of DLJMB IV. Each of Messrs. Pomroy and Sprott is an officer of DLJMB. DLJMB is an indirect subsidiary of CS Hldgs USA Inc. The address of the principal business and office of each of DLJMB IV and DLJMB is Eleven Madison Avenue, New York, New York, 10010. The business address of each of Messrs. Pomroy and Sprott is Eleven Madison Avenue, New York, New York, 10010.
CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Reporting Persons. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may be deemed to beneficially own Class A Membership Interests. CSG, the Traditional AM Business and the Non-U.S. PB Business disclaim beneficial ownership of the Class A Membership Interests owned by DLJMB VoteCo.
The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, CS Sec USA LLC and DLJMB are set forth on Schedules A-1 through A-7 to this Amendment No. 1, each of which is incorporated by reference herein. DLJMB IV is managed by its general partner and does not have any executive officers or directors.
Except as otherwise provided herein, during the past five years none of the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, CS Sec USA LLC, DLJMB and DLJMB IV nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A-1 through A-7 to this Amendment No. 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.
On August 26, 2004, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that Donaldson, Lufkin & Jenrette Securities Corp. (“DLJ”), predecessor in interest to CSFB LLC, violated Section 15(b)(4)(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires broker-dealers reasonably to supervise persons subject to their supervision with a view toward preventing violations of the federal securities laws, by failing reasonably to supervise a DLJ-registered representative with a view toward preventing the registered representative’s violations of Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder. The SEC censured CSFB LLC pursuant to Section 15(b)(4) of the Exchange Act and ordered CSFB LLC to (i) pay a fine of $1 million, (ii) retain an independent consultant to evaluate the effectiveness of CSFB LLC’s supervisory and compliance systems, policies and procedures designed to detect and prevent violations of certain federal securities laws and (iii) implement all of the recommendations contained in the final report of the independent consultant.
On May 31, 2005, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that CSFB LLC violated Section 17(a) of the Exchange Act and SEC Rule 17a-3(a)(2) thereunder and failed reasonably to supervise with a view toward preventing or detecting a CSFB LLC trader’s violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. In connection with the order, CSFB LLC undertook to improve various supervisory procedures. The SEC ordered CSFB LLC to (i) pay a fine of $200,000 and (ii) cease and desist from committing any current or future violations of Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.
On September 17, 2008, CSG announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (ARS). While neither admitting nor denying allegations of wrongdoing, the Bank agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. The Bank estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CSG also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for Institutional Investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement.
Other Wall Street firms were subject to similar requirements.

Item 3. Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
On February 2, 2007, pursuant to the terms of the applicable merger agreement and purchase and sale agreements, the Company acquired the Hard Rock Hotel & Casino in Las Vegas (the “Hard Rock”) and certain related assets (the “Acquisition”). On May 30, 2008, DLJMB IV HRH, DLJMBP IV, DLJMB VoteCo, Morgans Hotel Group Co., a Delaware corporation (“Morgans”), and Morgans Group LLC, a Delaware limited liability company (“Morgans LLC”), entered into a Second Amended and Restated Limited Liability Company Agreement of the Company and, on August 1, 2008, entered into an Amendment Agreement with respect thereto (together, the “JV Agreement”). DLJMB IV HRH, DLJMBP IV and DLJMB VoteCo are referred to as the “DLJMB Parties” and Morgans and Morgans LLC are referred to as the “Morgans Parties.” The JV Agreement governs the relationship among the DLJMB Parties and the Morgans Parties as members of the Company, and certain matters relating to the Hard Rock.
At the closing of the Acquisition, DLJMB VoteCo paid $300.00 for the acquisition of a 66.67% Class A Membership Interest in the Company. Since the closing, the DLJMB Parties have made capital contributions in cash and posted letters of credit on behalf of the Company to fund various matters relating to the Hard Rock. Each such letter of credit was posted by DLJMB IV HRH on behalf of all of the DLJMB Parties (including DLJMB VoteCo), and each such cash contribution was made to the Company by DLJMB IV HRH and DLJMBP IV on behalf of all of the DLJMB Parties (including DLJMB VoteCo). The capital contributed by DLJMB IV HRH and DLJMBP IV was in turn provided pursuant to capital commitments from their respective members and limited partners, as applicable.
Under the JV Agreement, subject to the receipt of required regulatory approvals, if the Company’s members make capital contributions or post letters of credit on behalf of the Company on a non pro rata basis, then the relative membership interests of the members in the Company will be adjusted to take into consideration such disproportionate funding (according to formulas set forth in the JV Agreement). As of November 4, 2008, DLJMB VoteCo had contributed (or was deemed to have contributed) an aggregate of $936.44 to the Company in exchange for an aggregate 85.84% Class A Membership Interest.
The descriptions of the JV Agreement contained in this Amendment No. 1 are qualified in their entirety by reference to the full text of the JV Agreement, copies of which are attached as Exhibits 1 and 2 hereto and incorporated herein by reference.
Item 4. Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
DLJMB VoteCo acquired the Class A Membership Interest to obtain a voting interest in the Company. Pursuant to the JV Agreement, the DLJMB Parties have made and may continue to make additional capital contributions to the Company in exchange for additional membership interests in the Company. The effectiveness of any further acquisitions of such additional membership interests is conditioned upon receipt of all required regulatory approvals.
In addition, at any time, the Reporting Persons or their affiliates, either acting independently or with other parties and subject to contractual and regulatory provisions, may acquire or dispose of additional securities of the Company, participate in discussions with the management of the Company or other parties, seek to amend the Company’s governing documents or engage in other transactions with the purpose or effect of acquiring or influencing control over the Company. The Reporting Persons and their affiliates’ decision to acquire or dispose of securities of the Company, either alone or in concert with others, will depend on a number of considerations, including the price and availability of the securities, subsequent developments affecting the Company, the business prospects of the Company, general market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons and their affiliates may take certain actions described in this paragraph, neither of them has decided whether it will do so, and the future plans of the Reporting Persons and their affiliates are subject to change at any time.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) Aggregate Number and Percentage of Securities. As of November 4, 2008, DLJMB VoteCo had contributed and/or was deemed to have contributed capital representing an 85.84% Class A Membership Interest in the Company.
(b) Power to Vote or Dispose. With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Membership Interests referenced in Item 5(a), there is shared power to vote, or to direct the vote of, to dispose of, or to direct the disposition of, such Class A Membership Interests among DLJMB VoteCo and its members.
Pursuant to a letter agreement, dated as of December 11, 2007, from the Bank and CSG to the members of DLJMB VoteCo, the Bank and CSG have agreed that they will not take any action to influence the members of DLJMB VoteCo in the exercise of their management or voting rights in respect of the gaming operations at the Hard Rock, and the Bank and CSG authorized the members to exercise such rights independently of, and without consultation with, the Bank and CSG. A copy of this letter is incorporated herein as Exhibit 3 to this Amendment No. 1.
(c) Transactions within the past 60 days. On December 4, 2008, the Chairman of the Nevada Gaming Control Board approved the acquisition by DLJMB VoteCo of additional Class A Membership Interests in the Company as a result of the fundings made by the DLJMB Parties to the Company after the closing of the Acquisition and prior to November 4, 2008. Pursuant to the terms of the JV Agreement, on December 4, 2008, DLJMB VoteCo received an additional 19.17% Class A Membership Interest upon receipt of the approval. See Item 3 above.
(d) Certain Rights of Other Persons. No other person is known by the Reporting Persons to have the right to receive or power to direct the receipt of distributions from, or the proceeds from the sale of, the Class A Membership Interests beneficially owned by the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, DLJMB and DLJMB IV.
(e) Date Ceased to be a 5% Owner. Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses to Items 3, 4 and 5 are incorporated herein by this reference.
JV Agreement
Board Appointment Rights
The Company is managed by its board of directors (the “Board”). Under the JV Agreement, DLJMB VoteCo and Morgans are entitled to designate three and two members of the Board, respectively. The current members of the Board that have been designated by DLJMB VoteCo are Messrs. Rattner, Pomroy and Sprott and the current members of the Board that have been designated by Morgans are Fred J. Kleisner and Richard Syzmanski.
In the event that the Management Agreement (as defined in the JV Agreement) is terminated for cause (including as a result of a failure by the manager under the Management Agreement to meet performance requirements set forth in the Management Agreement), Morgans and Morgans LLC cease to be members of the Company or a “change of control” (as defined in the JV Agreement) of either Morgans or Morgans LLC occurs (each, a “Termination Event”), DLJMB VoteCo would become entitled to expand the Board by appointing two new members of the Board. In addition, irrespective of whether a Termination Event has occurred, at any time DLJMB VoteCo may expand the Board by two members, one of whom would be appointed by DLJMB VoteCo and the other of whom would be appointed by Morgans.
Board Decisions
The JV Agreement generally provides that, at meetings of the Board, a majority of the members of the Board must be present in order for there to be a quorum, and that all decisions require the affirmative vote of a majority of the directors present at the meeting. However, prior to the occurrence of a Termination Event, no decision of the Board is effective unless at least one designee of each of DLJMB VoteCo and Morgans votes in favor of such decision. The members of the Board also may act by written consent if at least two directors designated by each of DLJMB VoteCo and Morgans execute the consent. The authority of the Board is subject to DLJMB VoteCo’s right in its sole discretion to cause the Company to take certain actions relating to financing the Company’s operations.

The JV Agreement provides that certain decisions made on the Company’s behalf must be made by the Board, including, among other things, approval of the Company’s operating plan and budget, amendments to the development budget and plans for the expansion project for the Hard Rock, any decision to postpone or cancel the commencement of the expansion project and material construction work.
Following the occurrence of a Termination Event, generally, any action of the Board may be enacted by a simple majority of the members of the Board. However, certain actions relating to calling new capital, the scope of the Company’s business, entry into affiliate transactions, amendments of the JV Agreement or documents related to the existing financing of the Hard Rock and other actions requiring the Board’s approval will require both Morgans’ and DLJMB VoteCo’s consent.
Restrictions on Transfer
The JV Agreement provides that the members of the Company generally are prohibited from transferring or encumbering their membership interests without the prior written consent of the holders of the Class A Membership Interests. Transfers of interests by a Morgans Party or a DLJ Fund in any intermediate subsidiary that indirectly holds interests in the Company will be considered a transfer of such person’s indirect interest in the Company. The “DLJ Funds” include DLJMBP IV, DLJMB HRH Co-Investments, L.P., a Delaware limited partnership, DLJ Offshore Partners IV, L.P., a Cayman Islands exempted limited partnership, DLJ Merchant Banking Partners IV (Pacific), L.P., an Ontario limited partnership, and MBP IV Plan Investors, L.P., a Bermuda limited partnership, and are all parties which indirectly hold interests in the Company.
Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51.00% of the membership interests in the Company to a third party and the right of first offer is not exercised, the DLJMB Parties will be able to require the Morgans Parties to sell the same ratable share of their membership interests in the Company to the third party on the same terms and conditions. If this drag-along right is not exercised, then the Morgans Parties may exercise a tag-along right to sell their interests to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties.
Notwithstanding these exceptions to the transfer prohibition, no transfer of membership interests may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.
Item 7. Materials to Be Filed as Exhibits
See “Exhibit Index” below.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE
December 11, 2008	By:	/s/ Ivy Dodes
		Name:	Ivy Dodes
		Title:	Managing Director

DLJMB HRH VOTECO, LLC
December 11, 2008	By:	/s/ Ryan Sprott
		Name:	Ryan Sprott
		Title:	Member

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1
Second Amended and Restated Limited Liability Company Agreement of Hard Rock Hotel Holdings, LLC, dated as of May 30, 2008, by and among DLJ MB IV HRH, LLC, DLJ Merchant Banking Partners IV, L.P., DLJMB HRH VoteCo, LLC, Morgans Hotel Group Co., Morgans Group LLC and Hard Rock Hotel Holdings, LLC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on June 4, 2008).

2
Amendment Agreement, dated as of August 1, 2008, by and among DLJ MB IV HRH, LLC, DLJ Merchant Banking Partners IV, L.P., DLJMB HRH VoteCo, LLC, Morgans Hotel Group Co. and Morgans Group LLC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on August 7, 2008).

3
Letter Agreement, dated as of December 11, 2007, from Credit Suisse and Credit Suisse Group to the members of DLJMB HRH VoteCo, LLC (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed by the Reporting Persons on March 6, 2008).

SCHEDULE A-1
MEMBERS OF DLJMB HRH VOTECO, LLC
The following sets forth the name, business address, present principal occupation and citizenship of each member of DLJMB HRH VoteCo, LLC. The business address of DLJMB HRH VoteCo, LLC is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship

Steven Rattner	Eleven Madison Avenue	Member	United States
New York, NY 10010
USA
Neal Pomroy	Eleven Madison Avenue	Member	United States
New York, NY 10010
USA
Ryan Sprott	Eleven Madison Avenue	Member	United States
New York, NY 10010
USA

SCHEDULE A-2
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse. The business address of Credit Suisse is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship

James Amine	17 Columbus Courtyard	Co-Head of the Global Investment	United States
	London, Great Britain	Banking Department and Head of
the Global Markets Solution Group
Robert L. Basso	Eleven Madison Avenue	Head of Investment Banking and	United States
	New York, NY 10010	Americas Region Human Resources
USA
Gael de Boissard	One Cabot Square	Head of Global Securities,	France
	London, Great Britain	Co-Head in the Europe, Middle
East and Africa (EMEA) region and
Head of the Global Rates and
Foreign Exchange group
Gary Bullock	Five Canada Square	Head of Global Operations for the	United States
	London, Great Britain	Investment Bank
Paul Calello	Eleven Madison Avenue	Chief Executive Officer of the	United States
	New York, NY 10010	Global Investment Banking
	USA	Division
Philip Cushmaro	Eleven Madison Avenue	Chief Information Officer of the	United States
	New York, NY 10010	Global Investment Banking
	USA	Division
John A. Ehinger	Eleven Madison Avenue	Head of Global Securities	United States
	New York, NY 10010	responsible for Equities and
	USA	Securities Sales and Research
Marc D. Granetz	Eleven Madison Avenue	Co-Head of Global Corporate and	United States
	New York, NY 10010	Investment Banking and Head of
	USA	the Global Mergers and
Acquisitions Group
Stephen Haratunian	Eleven Madison Avenue	Head of Strategic Risk Management	United States
	New York, NY 10010	Group for the Investment Banking
	USA	division
Robert Jain	Eleven Madison Avenue	Head of Global Proprietary Trading	United States
New York, NY 10010
USA
Steven Kantor	Eleven Madison Avenue	Head of Global Securities and	United States
	New York, NY 10010	Co-Head of Illiquid Alternatives
	USA	Business, Head of Credit
Products, Head of Commercial Real
Estate and Head of Private
Placements Group
David Mathers	One Cabot Square	Head of Finance and Strategy for	Great Britain
	London, Great Britain	Investment Banking Division
Jonathan McHardy	Eleven Madison Avenue	Head of Global Securities	Great Britain
	New York, NY 10010	Responsible for Fixed Income
	USA	Emerging Markets, Commodities,
Life Finance, Special
Opportunities and Tax
D. Neil Radey	One Madison Avenue	General Counsel for the Americas	United States
	New York, NY 10010	and Co-General Counsel for the
	USA	Investment Banking division
Eric M. Varvel	Eleven Madison Avenue	Chief Executive Officer of Credit	United States
	New York, NY 10010	Suisse for the Europe, Middle
	USA	East and Africa (EMEA) region
Cristina Von Bargen	Eleven Madison Avenue	Head of Corporate Communications	United States
	New York, NY 10010	for the Investment Banking
	USA	division

SCHEDULE A-3
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship

Paul Calello	Eleven Madison Avenue	Managing Director and	United States
	New York, NY 10010	Board Member
USA
Peter J. Feeney	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA
Paul J. O’Keefe	Eleven Madison Avenue	Chief Financial Officer and	United States
	New York, NY 10010	Controller
USA
D. Neil Radey	Eleven Madison Avenue	Managing Director and	United States
	New York, NY 10010	General Counsel
USA
Robert S. Shafir	Eleven Madison Avenue	President, Chief Executive	United States
	New York, NY 10010	Officer and Board Member
USA
Lewis H. Wirshba	Eleven Madison Avenue	Managing Director and	United States
	New York, NY 10010	Board Member
USA

SCHEDULE A-4
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship

Paul Calello	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA
Anthony De Chellis	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA
Peter J. Feeney	Eleven Madison Avenue	Managing Director and Treasurer	United States
New York, NY 10010
USA
Paul J. O’Keefe	Eleven Madison Avenue	Chief Financial and Accounting Officer	United States
New York, NY 10010
USA
D. Neil Radey	Eleven Madison Avenue	Managing Director and General Counsel	United States
New York, NY 10010
USA
Robert S. Shafir	Eleven Madison Avenue	President, Chief Executive Officer and	United States
	New York, NY 10010	Board Member
USA
Lewis H. Wirshba	Eleven Madison Avenue	Managing Director and Board Member	United States
New York, NY 10010
USA

SCHEDULE A-5
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship

Nicole S. Arnaboldi	Eleven Madison Avenue	Chief Operating Officer, Funds	United States
	New York, NY 10010	Management and Board Member
USA
Ivy Dodes	Eleven Madison Avenue	Vice President	United States
New York, NY 10010
USA
Peter J. Feeney	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA
Brian D. Finn	Eleven Madison Avenue	Chief Executive Officer	United States
New York, NY 10010
USA
George R. Hornig	Eleven Madison Avenue	Chief Operating Officer and	United States
	New York, NY 10010	Board Member
USA
Kenneth Lohsen	Eleven Madison Avenue	Vice President and Controller	United States
New York, NY 10010
USA
Edward A. Poletti	Eleven Madison Avenue	Chief Financial Officer	United States
New York, NY 10010
USA

SCHEDULE A-6
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Paul Calello	Eleven Madison Avenue	Co-Chief Executive Officer, Co-President	United States
	New York, NY 10010	and Board Member
USA
Anthony De Chellis	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA
Gary Gluck	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA
Paul J. O’Keefe	Eleven Madison Avenue	Chief Financial Officer	United States
New York, NY 10010
USA
D. Neil Radey	Eleven Madison Avenue	Managing Director and General Counsel	United States
New York, NY 10010
USA
Robert S. Shafir	Eleven Madison Avenue	Co-Chief Financial Officer, Co-President	United States
	New York, NY 10010	and Board Member
USA

SCHEDULE A-7
EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING, INC.
The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking, Inc. The business address of DLJ Merchant Banking, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship

Nicole S. Arnaboldi	Eleven Madison Avenue	Managing Director and	United States
	New York, NY 10010	Board Member
USA
Michael J. Bessel	Eleven Madison Avenue	Chief Compliance Officer	United States
New York, NY 10010
USA
Ivy B. Dodes	Eleven Madison Avenue	Senior Vice President	United States
New York, NY 10010
USA
Peter J. Feeney	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA
John S. Ficarra	Eleven Madison Avenue	Senior Vice President	United States
New York, NY 10010
USA
George R. Hornig	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA
Michael S. Isikow	Eleven Madison Avenue	Vice President	United States
New York, NY 10010
USA
Kenneth J. Lohsen	Eleven Madison Avenue	Vice President	United States
New York, NY 10010
USA
Charles P. Pieper	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA
Edward A. Poletti	Eleven Madison Avenue	Senior Vice President	United States
New York, NY 10010
USA
Thomas Prevost	Eleven Madison Avenue	Director of Taxes and	United States
	New York, NY 10010	Vice President
USA
Susan C. Schnabel	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA
Colin A. Taylor	One Cabot Square	Managing Director	United Kingdom
London E14 4QJ,
Great Britain